UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Information to be included in statements filed pursuant to Rule 13d-1(a) and Amendments thereto filed pursuant to Rule 13d-2(a).

WIMM-BILL-DANN FOODS OJSC

(Name of Issuer)

Ordinary shares, par value 20 Russian Rubles each

(Title of Class of Securities)

97263M10

(CUSIP Number)

Roman V. Bolotovsky

Wimm-Bill-Dann Foods OJSC

16/15 Yauzsky Blvd. Moscow 109028

Russia

Tel: +7-495-105-5805

Fax: +7-495-105-5800

with copies to:

Brian L. Zimbler, Esq.

Dewey & LeBoeuf

5 Nikitsky Pereulok, Moscow 125009

Russia

Tel.: +7-495-737-5000

Fax: +7-495-737-5050

Oleg I. Berger, Esq.

Dewey & LeBoeuf

5 Nikitsky Pereulok, Moscow 125009

Russia

Tel.: +7-495-737-5000

Fax: +7-495-737-5050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

From June 21, 2007 to October 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gavril A. Yushvaev

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,913,431

	9.	Sole Dispositive Power 8,629,518

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,913,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.26%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mikhail V. Dubinin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,913,431

	9.	Sole Dispositive Power 2,073,372

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,913,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.26%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sergei A. Plastinin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,913,431

	9.	Sole Dispositive Power 2,904,413

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,913,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.26%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander S. Orlov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,913,431

	9.	Sole Dispositive Power 1,269,726

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,913,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.26%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Iakobachvili

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kingdom of Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,913,431

	9.	Sole Dispositive Power 4,530,585

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,913,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.26%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mikhail I. Vishnyakov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,913,431

	9.	Sole Dispositive Power 300,000

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,913,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.26%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Victor E. Evdokimov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,913,431

	9.	Sole Dispositive Power 22,178

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,913,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.26%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.M. Arteks Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,913,431

	9.	Sole Dispositive Power 183,639

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,913,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.26%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No.7 (this “Amendment No.7”) is being filed by the Reporting Persons to amend the statement on Schedule 13D filed with the Securities and Exchange Commission on September 16, 2003 (the “Initial Schedule 13D”), as amended by Amendment No.1 thereto filed with the Securities and Exchange Commission on November 21, 2003 (“Amendment No.1”), Amendment No.2 thereto filed with the Securities and Exchange Commission on March 3, 2004 (“Amendment No.2”), Amendment No.3 thereto filed with the Securities and Exchange Commission on March 30, 2004 (“Amendment No. 3”), Amendment No.4 thereto filed with the Securities and Exchange Commission on June 25, 2004 (“Amendment No. 4”), Amendment No. 5 thereto filed with the Securities and Exchange Commission on March 22, 2005, and Amendment No. 6 filed with the Securities and Exchange Commission on February 16, 2007 (“Amendment No.6”).  The Initial Schedule 13D, as amended by Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, Amendment No.5, and Amendment No. 6 may be referred to herein as the “Schedule 13D”.

Item 1.	Security and Issuer

This Amendment No.7 is filed with respect to the ordinary shares, par value 20 Russian rubles per ordinary share (the “Ordinary Shares”), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the “Issuer”), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 109028, Russian Federation. The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which each American Depositary Share of the Issuer (the “American Depositary Shares” or “ADSs”) represents one Ordinary Share. The Ordinary Shares may also be traded outside of the United States pursuant to Regulation S through a Global Depositary Share facility in which each Global Depositary Share of the Issuer (the “Global Depositary Shares” or “GDSs”) represents one Ordinary Share. Each reference in this Amendment No.7 to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares or Global Depositary Shares representing such Ordinary Shares. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background
The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(c) and (f) This statement on Schedule 13D is being filed by Gavril A. Yushvaev, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, David Iakobachvili, Mikhail I. Vishnyakov, Victor E. Evdokimov, (the “Natural Reporting Persons”) and I.M. Arteks Holdings Limited, a Cyprus limited liability company (“Arteks”) (together, the “Reporting Persons”). All references to Natural Reporting Persons and Reporting Persons hereinafter set forth shall be construed accordingly.

Exhibit 1 sets forth the following information with respect to each Natural Reporting Person: (i) name; (ii) residence or business address; and (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Please see Item 6 of the cover page to this Schedule 13D for the citizenship of each Natural Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration
Paragraph (1) of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On August 15, 2007, David Iakobachvili acquired 52,256 Ordinary Shares from Mikhail I. Vishnyakov using personal funds to pay the purchase price of RUR1553 per share.
On August 15, 2007, G.A. Yushvaev acquired 52,256 Ordinary Shares from Mikhail I. Vishnyakov using personal funds to pay the purchase price of RUR1553 per share.
On August 15, 2007, David Iakobachvili acquired 17,744 Ordinary Shares from Mikhail I. Vishnyakov using personal funds to pay the purchase price of RUR1942 per share.
On August 23, 2007, G.A. Yushvaev acquired 17,744 Ordinary Shares from Mikhail I. Vishnyakov using personal funds to pay the purchase price of RUR1942 per share.

Item 4.	Purpose of Transaction
The reporting person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Clauses (i) through (ix) of Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:
(i) Gavril A. Yushvaev is a direct holder of 8,629,518 Ordinary Shares, as to which Gavril A. Yushvaev possesses sole investment power;
(ii) Mikhail V. Dubinin is a direct holder of 2,073,372 Ordinary Shares, as to which Mikhail V. Dubinin possesses sole investment power;

(iii)          Sergei A. Plastinin directly holds 2,904,413 Ordinary Shares, as to which Sergei A. Plastinin possesses sole investment power, and indirectly holds 44,000 Ordinary Shares through Lendero Limited, a limited liability company organized under the laws of the Republic of Cyprus, as to which Sergei A. Plastinin possesses sole investment power as to all such Ordinary Shares;

(iv) Alexander S. Orlov is a direct holder of 1,269,726 Ordinary Shares, as to which Alexander S. Orlov possesses sole investment power;
(v) David Iakobachvili is a direct holder of 4,530,585 Ordinary Shares, as to which David Iakobachvili possesses sole investment power;

(c)           During April and from June through October 2007, certain of the Reporting Persons sold an aggregate of 945,133 Ordinary Shares (representing in the aggregate approximately 2.14% of the outstanding Ordinary Shares), in a series of private placements outside the United States. Each of the following Reporting Persons sold the number of Ordinary Shares, representing approximately the percentage of the outstanding Ordinary Shares indicated below (percentages may not total to 2.14% due to rounding):

Reporting Person	No of Shares	Percentage of Shares
M.V. Dubinin	201,506	0.46%
A.S. Orlov	123,401	0.28%
S.A. Plastinin	620,226	1.40%

On April 23, 2007, Mikhail V. Dubinin sold an aggregate of 108,385 Ordinary Shares (representing in the aggregate approximately 0.25% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of USD 65.

On April 23, 2007, Alexander S. Orlov sold an aggregate of 66,375 Ordinary Shares (representing in the aggregate approximately 0.15% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of USD 65.

On April 23, 2007, Sergei A. Plastinin sold an aggregate of 188,892 Ordinary Shares (representing in the aggregate approximately 0.43% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of USD 65.

On June 21, 2007, Sergei A. Plastinin sold an aggregate of 200,000 Ordinary Shares (representing in the aggregate approximately 0.45% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of USD 69.

On September 19, 2007, Mikhail V. Dubinin sold an aggregate of 93,121 Ordinary Shares (representing in the aggregate approximately 0.21% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of USD 108.

On September 19, 2007, Alexander S. Orlov sold an aggregate of 57,026 Ordinary Shares (representing in the aggregate approximately 0.13% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of USD 108.

On September 19, 2007, Sergei A. Plastinin sold an aggregate of 81,334 Ordinary Shares (representing in the aggregate approximately 0.18% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of USD 108.

On October 12, 2007, Sergei A. Plastinin sold an aggregate of 150,000 Ordinary Shares (representing in the aggregate approximately 0.34% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of USD 100.75.

During August 2007, certain of the Reporting Persons acquired an aggregate of 140,000 Ordinary Shares (representing in the aggregate approximately 0.32% of the outstanding Ordinary Shares) from Mikhail I. Vishnyakov, another Reporting Person, in a series of private placements outside the United States.

On August 15, 2007, David Iakobachvili acquired an aggregate of 52,256 Ordinary Shares from Mikhail I. Vishnyakov (representing in the aggregate approximately 0.13% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of RUR 1,553.00 using his personal funds. On August 15, 2007, David Iakobachvili acquired an aggregate of 17,744 Ordinary Shares from Mikhail I. Vishnyakov (representing in the aggregate approximately 0.04% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of RUR 1,942.00 using his personal funds.

On August 15, 2007, Gavril A. Yushvaev acquired an aggregate of 52,256 Ordinary Shares from Mikhail I. Vishnyakov (representing in the aggregate approximately 0.13% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of RUR 1,553.00 using his personal funds.  On August 23, 2007, Gavril A. Yushvaev acquired an aggregate of 17,744 Ordinary Shares from Mikhail I. Vishnyakov (representing in the aggregate approximately 0.04% of the outstanding Ordinary Shares) in a private transaction in Russia at a price per share of RUR 1,942.00 using his personal funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to Be Filed as Exhibits
(1) Information concerning Natural Reporting Persons.
(2) Specific Power of Attorney, dated February 1, 2007, by I.M. Arteks Holdings Limited, appointing Natalia V. Elizarova as attorney in fact.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we, the undersigned, hereby certify that the information set forth in this statement is true, complete and correct.

Date:	October [29], 2007	By	/s/ Gavril A. Yushvaev

Date:	October [29], 2007	By	/s/ Mikhail V. Dubinin

Mikhail V. Dubinin

Date:	October [29], 2007	By	/s/ Sergei A. Plastinin

Sergei A. Plastinin

Date:	October [29], 2007	By	/s/ Alexander S. Orlov

Alexander S. Orlov

Date:	October [29], 2007	By	/s/ David Iakobachvili

David Iakobachvili

Date:	October [29], 2007	By	/s/ Mikhail I. Vishnyakov

Mikhail I. Vishnyakov

Date:	October [29], 2007	By	/s/ Victor E. Evdokimov

Victor E. Evdokimov

I.M. Arteks Holdings Limited
Date:	October [29], 2007	By /s/ Natalia V. Elizarova

Name: Natalia V. Elizarova
Title: Attorney-in-fact